Exhibit 99.1

FOREMOST CLEAN ENERGY LTD.

Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

September 30, 2025

Corporate Head Office

250 – 750 West Pender Street

Vancouver, BC

V6C 2T7

FOREMOST CLEAN ENERGY LTD.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	September 30, 2025	March 31, 2025

ASSETS

Current
Cash	$6,560,975	$5,005,346
Receivables	362,857	231,857
Prepaid expenses	258,621	123,337
	7,182,453	5,360,540
Non-Current
Prepaid expenses and mineral deposits	174,868	151,981
Promissory notes receivable (Note 6)	296,807	520,000
Marketable securities (Note 5)	2,421,702	-
Investment in associate (Note 4)	-	383,733
Exploration and evaluation assets (Note 7)	25,509,180	21,324,785

Total Assets	$35,585,010	$27,741,039

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Notes 8 and 11)	$917,231	$306,118
Term loans payable (Note 9)	5,000	521,368
Flow-through premium liability (Notes 10 and 15)	1,232,877	1,791,526
Deferred gain on spin-out transaction (Note 16)	-	477,000
Derivative liability (Note 10)	534,768	152,765
Total Liabilities	2,689,876	3,248,777

Shareholders' Equity
Capital stock (Note 10)	56,470,936	45,666,733
Reserves (Note 10)	2,601,128	3,280,933
Deficit	(26,176,930)	(24,455,404)
Total Shareholders’ Equity	32,895,134	24,492,262

Total Liabilities and Shareholders’ Equity	$35,585,010	$27,741,039

Nature of operations and going concern (Note 1)

Subsequent events (Note 18)

Approved and authorized on behalf of the Board on November 13, 2025:

(Signed) “Jason Barnard”	(Signed) “Andrew Lyons”
Jason Barnard, Director	Andrew Lyons, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page 2 | 32

FOREMOST CLEAN ENERGY LTD.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars, except for share amounts)

(Unaudited – Prepared by Management)

	For the three-month periods ended September 30,		For the six-month periods ended September 30,
	2025	2024	2025	2024

EXPENSES
Consulting	$1,627,340	$320,701	$2,629,212	$904,815
Listing fee	-	5,000	-	5,000
Management and director fees (Note 11)	411,615	168,000	644,729	334,500
Office and miscellaneous	46,007	80,374	161,916	157,245
Professional fees	598,604	601,175	943,310	800,725
Share-based payments (Notes 10 and 11)	409,820	112,200	444,545	112,200
Transfer agent and filing fees	90,825	26,540	128,263	61,303
Travel	1,329	6,128	1,817	8,414

Loss before other items	(3,185,541)	(1,320,118)	(4,953,793)	(2,384,202)

Change in fair value of derivatives (Note 10)	(137,908)	52,806	(382,003)	228,283
Foreign exchange (loss) gain	10,164	(30,200)	(3,253)	(32,755)
Gain on forgiveness of debt (Note 8)	-	-	-	50,200
Gain on option settlement	-	-	8,159	-
Gain on spin-out transaction (Note 16)	-	-	477,000	-
Interest expense (Note 9)	(2,752)	(34,517)	(14,993)	(66,932)
Other income (Note 6)	25,150	161	29,046	161
Penalties and interest	-	(190,911)	-	(190,911)
Gain on investment in marketable securities(Notes 4, 5)	566,781	-	2,037,969	-
Recovery of flow-through premium liability (Notes 10 and 15)	75,049	(1,131)	558,649	15,152

Net Loss and Comprehensive Loss for the Period	$(2,649,057)	$(1,523,910)	$(2,243,218)	$(2,381,004)

Basic loss per common share	$(0.21)	$(0.28)	$(0.19)	$(0.44)
Diluted loss per common share	$(0.21)	$(0.28)	$(0.19)	$(0.44)

Weighted average number of common shares outstanding – basic and diluted	12,448,138	5,494,542	11,727,741	5,438,679

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FOREMOST CLEAN ENERGY LTD.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Number of Shares	Capital Stock	Subscriptions Received In Advance	Reserves	Deficit	Total Shareholders’ Equity

Balance, March 31, 2024	5,208,009	$32,123,613	$105,000	$2,462,047	$(21,481,123)	$13,209,537
Shares issued for exploration and evaluation assets	40,924	150,000	-	-	-	150,000
Shares issued for private placements	247,471	1,455,129	(105,000)	-	-	1,350,129
Warrant premium on private placements	-	(480,100)	-	480,100	-	-
Flow-through premium on private placements	-	(537,012)	-	-	-	(537,012)
Share issue costs for paid in cash	-	(22,869)	-	-	-	(22,869)
Share-based payments	-	-	-	112,200	-	112,200
Transfer of cancelled/forfeited options	-	-	-	(278,337)	278,337	-
Loss for the period	-	-	-	-	(2,381,004)	(2,381,004)

Balance, September 30, 2024	5,496,404	32,688,761	-	2,776,010	(23,583,790)	11,880,981
Shares issued for exploration and evaluation assets	1,795,492	6,716,449	-	-	-	6,716,449
Shares issued for private placements	3,045,500	10,500,250	-	-	-	10,500,250
Warrant premium on private placements	-	(281,275)	-	281,275	-	-
Flow-through premium on private placements	-	(1,363,750)	-	-	-	(1,363,750)
Share issue costs, paid in cash	-	(652,688)	-	-	-	(652,688)
Share issue costs, paid in finder’s warrants	-	(201,500)	-	201,500	-	-
Shares issued for RSU redeemed	82,570	224,591	-	(224,591)	-	-
Share-based payments	-	-	-	760,679	-	760,679
Warrants expired	-	-	-	(22,001)	22,001	-
Transfer of cancelled/forfeited options	-	-	-	(340,756)	340,756	-
Transfer of net assets pursuant to spin-out	-	(1,964,105)	-	(151,183)	-	(2,115,288)
Loss for the period	-	-	-	-	(1,234,371)	(1,234,371)

Balance, March 31, 2025	10,419,966	45,666,733	-	3,280,933	(24,455,404)	24,492,262
Shares issued for cash (Note 10)	1,392,609	4,967,341	-	-	-	4,967,341
Share issue costs, paid in cash (Note 10)	-	(195,757)	-	-	-	(195,757)
Shares issued for exploration and evaluation assets (Notes 7 and 10)	47,361	225,000	-	-	-	225,000
Shares issued for option exercise (Note 10)	129,087	532,963	-	(233,014)	-	299,949
Shares issued for warrant exercise (Note 10)	1,724,906	5,135,412	-	(230,400)	-	4,905,012
Shares issued for RSU redeemed (Note 10)	51,193	139,244	-	(139,244)	-	-
Share-based payments (Notes 10 and 11)	-	-	-	444,545	-	444,545
Transfer of cancelled/forfeited options	-	-	-	(521,692)	521,692	-
Loss for the period	-	-	-	-	(2,243,218)	(2,243,218)

Balance, September 30, 2025	13,765,122	$56,470,936	$-	$2,601,128	$(26,176,930)	$32,895,134

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FOREMOST CLEAN ENERGY LTD.

Condensed Interim Consolidated Statements of Cash Flows

For the six months ended September 30,

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Loss and comprehensive loss for the period	$(2,243,218)	$(2,381,004)
Item not affecting cash:
Share-based payments	444,545	112,200
Interest expense	14,993	66,932
Other income	(29,046)	-
Change in fair value of derivatives	382,003	(228,283)
Recovery of flow-through premium liability	(558,649)	(15,152)
Gain on forgiveness of debt	-	(50,200)
Gain on spin out transaction	(477,000)	-
Gain on investment in associate	(2,037,969)	-
Gain on option settlement	(8,159)	-
Changes in non-cash working capital items:
Receivables	(131,000)	123,950
Prepaid expenses and deposits	(132,247)	12,022
Accounts payable and accrued liabilities	336,228	742,497
Net cash used in operating activities	(4,439,519)	(1,617,038)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(225,000)	(159,587)
Exploration and evaluation expenditures	(3,243,125)	(538,252)
Promissory note interest received	9,930	-
Exploration and evaluation recoveries	-	200,000
Net cash used in investing activities	(3,458,195)	(497,839)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash financings	4,967,341	1,350,129
Share issue costs	(195,757)	(22,869)
Exercise of options	308,108	-
Exercise of warrants	4,905,012	-
Short-term loan interest repaid	(531,361)	(43,340)
Net cash provided by financing activities	9,453,343	1,283,920

Change in cash for the period	1,555,629	(830,957)
Cash, beginning of period	5,005,346	998,262

Cash, end of period	$6,560,975	$167,305

Cash paid for interest and taxes	$14,159	$43,340

SUPPLEMENT DISCLOSURES WITH RESPECT TO CASH FLOWS (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Foremost Clean Energy Ltd. (“Foremost” or the "Company") which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbols FMST and FMSTW. The Company’s head office is located at 250 – 750 West Pender Street, Vancouver, BC, V6C 2T7.

On September 30, 2024, the Company changed its name to Foremost Clean Energy Ltd.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2025, the Company has had significant losses resulting in a deficit of $26,176,930 (March 31, 2025 - $24,455,404). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). Accordingly, they do not include all of the information required for full annual financial statements by IFRS Accounting Standards (“IFRS”) for complete financial statements for year-end reporting purposes.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by IASB and IFRIC. These condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss or fair value through other comprehensive loss, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and effective as of September 30, 2025. The Board of Directors approved these condensed interim consolidated financial statements for issue on November 13, 2025.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

2.	BASIS OF PRESENTATION (Continued)

c)	Principles of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Rio Grande Resources Ltd (“Rio Grande”) was newly incorporated on July 19, 2024 for the purpose of the spin-out that was completed on January 31, 2025 (Note 16). At September 30, 2025, the Company owned 5,152,557 shares representing a 12.12% interest (March 31, 2025 – 19.95% interest) in Rio Grande (Note 4). Sierra Gold & Silver Ltd. (“Sierra”) was a wholly owned subsidiary of the Company, which became a wholly-owned subsidiary of Rio Grande as part of the spin-out, and deconsolidated as a result of the completion of the spin-out during the year ended March 31, 2025.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

The preparation of these condensed interim consolidated financial statements is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as at March 31, 2025. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by IASB and IFRIC.

New accounting standards issued and effective

A number of new standards, and amendments to standards and interpretations, are not effective and have not been early adopted in preparing these consolidated financial statements.

i)	Presentation and Disclosure in Financial Statements (IFRS 18) is effective for reporting periods beginning on or after January 1, 2027. IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions. The Company is assessing the impact this new accounting standard may have on its condensed interim consolidated financial statements.

ii)	IFRS 9 Financial Instruments (“IFRS 9”) requires entities to recognize financial assets and liabilities when they become party to the contractual terms and to measure them initially at fair value, adjusted for directly attributable transaction costs where applicable. The standard is being clarified to provide better guidance on the derecognition of financial liabilities, which can impact bank reconciliation processes, especially during debt restructuring based on the timing of payments on financial liabilities as compared to the actual settlement of those debts. This clarification may result in a change in the derecognition timing of financial liabilities in situations where electronic payments are involved. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently assessing the impact that the adoption of this clarification of IFRS 9 will have on its financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	INVESTMENT IN ASSOCIATE

On January 31, 2025, as a result of the spin-out (Note 16) the Company received 5,152,557 shares of Rio Grande, a publicly traded company, representing a 19.95% interest in Rio Grande, at a fair value of $489,493. At March 31, 2025, 5,152,557 shares represented a 19.95% interest in Rio Grande. As a result of the share ownership in conjunction with other factors (including a common CEO and director) it was determined that the Company exercised significant influence over Rio Grande and accounted for its investment in Rio Grande using the equity method.

Summary statement of financial position of Rio Grande as at March 31, 2025:

As at March 31, 2025

Cash	$531,375
Other current assets	14,935
Long-term exploration assets	3,189,002
Short-term accounts payable and accrued liabilities	(717,444)
Royalty payable	(367,784)
Long-term tax penalty payable	(207,350)
Long-term notes payable	(1,197,450)
Long term derivative liability	(5,647)

Net assets	$1,239,637

Summary statement of loss and comprehensive loss of Rio Grande for:

	For the period from April 1, 2025 to June 17, 2025	For the period from February 1, 2025 to March 31, 2025

Loss from operations	$(220,302)	$(530,140)
Net loss and comprehensive loss	$(220,302)	$(530,140)

At June 17, 2025, the Company owned 5,152,557 shares representing a 12.12% interest (March 31, 2025 – 19.95% interest) in Rio Grande. As a result of a dilution, the share ownership in conjunction with other factors, it was determined that the Company no longer exercises significant influence over Rio Grande and derecognized the investment in associate resulting in a gain on investment in marketable securities of $1,471,188, calculated as the difference between the fair market value of the shares held at the time of derecognition, based on the quoted market price of $1,854,921, and the total of the carrying value of the investment in associate immediately prior to derecognition of ($357,043) and the equity share of loss through June 17, 2025 of ($26,690).

Investment in associate

Balance as at March 31, 2024	$-
Value of shares received on spinout	489,493
Equity share of loss	(105,760)
Balance as at March 31, 2025	383,733
Equity share of loss through June 17, 2025	(26,690)
Derecognition of investment to profit and loss due to loss of interest	(357,043)

Balance as at September 30, 2025	$-

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.	MARKETABLE SECURITIES

On June 17, 2025, Rio Grande had 42,525,845 outstanding shares, of which 5,152,557 shares were held by the Company, represented a 12.12% interest (March 31, 2025 – 19.95% interest).  Due to the reduction in share ownership and resulting significant influence, the shares were revalued and reclassified as marketable securities.

	Common shares	Total
Rio Grande Resources Ltd
As of March 31, 2025	-	$-
Reclassification – June 17, 2025	5,152,557	1,854,921	*
Gain on investment in marketable securities		566,781
As of September 30, 2025	5,152,557	$2,421,702	*

* determined based on the quoted market price.

As at September 30, 2025, the Company presented its investments in Rio Grande as non-current assets as it is management’s intention to hold these securities for at least 12 months.

6.	PROMISSORY NOTES RECEIVABLE

On November 5, 2024, as a condition of the completion of the Arrangement (Note 16), the Company, through Rio Grande, entered into:

i)	a $677,450 promissory note with a related party, namely Jason Barnard and Christina Barnard repayable by the Company on or before November 5, 2027. The Rio Grande Promissory Note will bear interest of 8.95% per annum, starting four months from the effective date of the Arrangement (the “Effective Date”). The full amount of the Rio Grande Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent financing(s) following completion of the Arrangement. The Rio Grande Promissory Note is secured by a general security agreement.

This promissory note ceased to be a receivable on January 31, 2025 as it was included in the Spin-Out (Note 16).

ii)	a $520,000 promissory note to the Company due for repayment on or before November 5, 2027. The promissory note is a related party receivable as a result of having a common director and bears interest of 8.95% per annum, starting four months from January 31, 2025. The full amount of the Rio Grande Promissory Note must be settled by Rio Grande using 15% of its funds from its first and, as necessary, subsequent financing(s) following completion of the Arrangement. The promissory note is unsecured. In accordance with the arrangement, $240,000 from Rio Grande’s completed financing was applied to the outstanding amount. During the period ended September 30, 2025, the Company accrued interest income of $26,737 and collected payment of $9,930. As at September 30, 2025, the outstanding balance is $296,807.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	EXPLORATION AND EVALUATION ASSETS

During the period ended September 30, 2025, the following expenditures were incurred on the exploration and evaluation properties of the Company’s assets:

	Zoro Property	Jean Lake Property	Grass River Property	Jol Lithium Property	Peg North Property	Lac Simard Property	Athabasca Properties	Total

Acquisition costs
Balance, March 31, 2025	$1,909,407	$350,000	$45,385	$12,368	$600,000	$127,153	$6,716,449	$9,760,762
Cash	-	75,000	-	-	150,000	-	-	225,000
Shares	-	75,000	-	-	150,000	-	-	225,000
Others	-	-	615	-	-	-	-	615
Balance, September 30, 2025	1,909,407	500,000	46,000	12,368	900,000	127,153	6,716,449	10,211,377

Exploration costs
Balance, March 31, 2025	7,081,303	2,473,815	680,016	51,865	881,337	-	395,687	11,564,023
Assay	11,714	-	-	-	-	-	38,621	50,335
Drilling	-	56,592	-	-	-	-	932,004	988,596
Field work	-	-	-	-	-	-	1,061,848	1,061,848
Geological, consulting, and other	-	29,758	-	-	-	-	413,420	443,178
Survey	-	-	-	-	-	-	1,189,823	1,189,823
Balance, September 30, 2025	7,093,017	2,560,165	680,016	51,865	881,337	-	4,031,403	15,297,803

Total Balance, September 30, 2025	$9,002,424	$3,060,165	$726,016	$64,233	$1,781,337	$127,153	$10,747,852	$25,509,180

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

During the year ended March 31, 2025, the following expenditures were incurred on the exploration and evaluation properties of the Company’s assets:

	Winston Property	Zoro Property	Jean Lake Property	Grass River Property	Jol Lithium Property	Peg North Property	Lac Simard Property	Athabasca Properties	Total

Acquisition costs
Balance, March 31, 2024	$1,338,793	$1,909,407	$250,000	$45,255	$11,730	$400,000	$127,153	$-	$4,082,338
Cash	99,189	-	50,000	130	638	100,000	-	-	249,957
Shares	-	-	50,000	-	-	100,000	-	6,716,449	6,866,449
Spin-out	(1,437,982)	-	-	-	-	-	-	-	(1,437,982)
Balance, March 31, 2025	-	1,909,407	350,000	45,385	12,368	600,000	127,153	6,716,449	9,760,762

Exploration costs
Balance, March 31, 2024	419,233	6,552,532	2,465,023	680,016	45,865	849,406	-	-	11,012,075
Assay	-	55,945	-	-	-	-	-	-	55,945
Drilling	-	42,950	-	-	-	-	-	97,308	140,258
Geological, consulting, and other	28,940	629,875	8,792	-	6,000	31,931	-	298,379	1,003,918
Exploration cost recovery	-	(200,000)	-	-	-	-	-	-	(200,000)
Spin-out	(448,173)	-	-	-	-	-	-	-	(448,173)
Balance, March 31, 2025	-	7,081,302	2,473,815	680,016	51,865	881,337	-	395,687	11,564,023

Total Balance, March 31, 2025	$-	$8,990,709	$2,823,815	$725,401	$64,233	$1,481,337	$127,153	$7,112,136	$21,324,785

Gold

Winston Property

The Winston Property ceased to be an asset of Foremost on January 31, 2025 as it was included in the Spin-Out (Note 16).

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

Lithium

Zoro Property

The Company announced on January 4, 2024 that a $300,000 grant shall be received from the Manitoba Government for the Zoro Lithium Property to fund further exploration and development. During the year ended March 31, 2024, the Company received $100,000 of the $300,000 grant. The remaining $200,000 grant was received during the year ended March 31, 2025.

Jean Lake Lithium/Gold Property

The Company earned 100% interest in the Jean Lake property by paying $250,000 in cash and by issuing $250,000 in shares (47,299 shares issued) and incurring $500,000 in exploration expenditures. The property agreement is subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, by making a $1,000,000 cash payment to the NSR holder, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500. During the year ended March 31, 2023, the Company staked additional claims for $3,000. During the year ended March 31, 2024, the Company staked additional claims for $1,755. During the period ended September 30, 2025, the Company incurred $615 (March 31, 2025 - $130; 2024 - $1,755) in claim filing fees.

Jol Lithium Property

During the year ended March 31, 2023, the Company entered into an agreement and acquired a 100% interest in the MB3530 claim located in the Snow Lake area of Manitoba. To earn the interest, the Company paid $8,000 and issued $2,454 in shares (364 shares issued). During the year ended March 31, 2025, the Company incurred $638 in filing of claim fees. The property is subject to a 2% NSR.

Peg North Property

During the year ended March 31, 2023, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba. Under the terms of the option agreement (the "First Option"), in consideration for making aggregate cash payments of $750,000, issuing Strider Resources Limited (“Strider”) common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on or before the fifth anniversary, the Company has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the "NSR"). The obligations under the First Option can be considered fulfilled under the terms as outlined in the schedule below:

Page 12 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

Peg North Property (Continued)

a)	cash payments of $750,000 as follows:
i)	a cash payment of $100,000 on or before June 23, 2022 (paid);
ii)	a cash payment of $100,000 on or before June 28, 2023 (paid);
iii)	a cash payment of $100,000 on or before June 28, 2024 (paid);
iv)	a cash payment of $150,000 on or before June 28, 2025 (paid);
v)	a cash payment of $150,000 on or before June 28, 2026;
vi)	a cash payment of $150,000 on or before June 28, 2027; and

b)	the issuance of $750,000 in shares of the Company as follows:
i)	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
ii)	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iii)	the issuance of $100,000 in common shares on or before June 28, 2024; (issued 28,818 shares);
iv)	the issuance of $150,000 in common shares on or before June 28, 2025; (issued 30,000 shares);
v)	the issuance of $150,000 in common shares on or before June 28, 2026;
vi)	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	incurring exploration expenditures totaling $3,000,000 due on or before June 9, 2027 (incurred cumulative exploration expenditures of $881,337 through September 30, 2025).

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1,500,000 (the “Second Option”) at any time prior to commencement of commercial production.

Lac Simard South Property

During the year ended March 31, 2024, the Company earned a 100% interest in the Lac Simard South property located in Quebec by paying $35,000 (paid) and issuing 10,700 common shares (issued and valued at $85,600).

Uranium

Athabasca Properties

During the year ended March 31 2025, the Company entered into an option agreement with Denison Mines Corp. (“Denison”) to acquire up to a 70% interest in exploration properties in the Athabasca Basin in Northern Saskatchewan (the “Exploration Properties”). To earn the interest, the Company has to make the following cash payments, share issuances and incur project exploration expenditures in 3 phases:

Phase 1

During the year ended March 31, 2025, the Company earned an initial 20% interest in the Athabasca Properties (14.03% for Hatchet Lake) by:

•	issuing 1,369,810 common shares (issued and valued at $5,205,278) to Denison;
•	appointing a Technical Advisor to Foremost at Denison's election; and
•	entering into an Investors Rights Agreement providing for, among other things: the appointment by Denison of up to two individuals to the board of directors of Foremost; and a pre-emptive equity participation right for Denison to maintain a 19.95% equity interest in Foremost.

The Company also issued 425,682 common shares to arm’s length parties for finders and advisory fees valued at $1,511,171.

Page 13 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

Athabasca Properties (Continued)

Phase 2

To earn an additional 31% interest in the Athabasca Properties (21.75% for Hatchet Lake), on or before October 4, 2027, the Company must:

•	pay $2,000,000 to Denison in cash or common shares or a combination thereof;
•	incur $8,000,000 in exploration expenditures on the Athabasca Properties (incurred cumulative exploration expenditures of $4,031,403 through September 30, 2025).

If the conditions of Phase 2 are not satisfied, the Company shall forfeit the entirety of its interests in and rights to the Athabasca Properties.

Phase 3

To earn an additional 19% interest in the Athabasca Properties (15.22% for Hatchet Lake), on or before October 4, 2030, and on the successful completion of Phase 2, Foremost must:

•	pay $2,500,000 to Denison in cash or common shares or a combination thereof;
•	incur a further $12,000,000 in exploration expenditures on the Athabasca Properties.

If the conditions of Phase 3 are not satisfied, the Company shall forfeit a portion of its interests in and rights to the Athabasca Properties such that Denison's interests in each of the Athabasca Properties will be increased to 51% and operatorship shall revert to Denison.

Upon completion of Phase 3 of the Option Agreement, the parties will enter into a joint venture agreement in respect of each of the Athabasca Properties other than Hatchet Lake and Foremost will become a party to the existing Hatchet Lake joint venture agreement between Trident Resources Corp. and Denison.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	September 30, 2025	March 31, 2025

Trade payables	$628,637	$93,707
Accrued liabilities	112,509	56,167
Due to related parties	176,085	156,244

	$917,231	$306,118

During the period ended September 30, 2024, the Company wrote-off $50,200 in accrued liabilities.

Page 14 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9.	TERM LOANS PAYABLE

	September 30, 2025	March 31, 2025

Non-related party loan payable on demand, no fixed term	$5,000	$5,000
Secured Loan payable on October 4, 2025, revised to 9% per annum (see below)	-	516,368

Total term loans payable	$5,000	$521,368

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company. The terms of the Loan have been amended several times, as detailed below:

Initial Terms (May 10, 2022): Interest rate of 8.35% per annum, payable monthly, with a maturity date of May 10, 2023.

Amendment 1 (May 1, 2023): The interest rate was increased to 11.35% per annum. The maturity date was extended to May 10, 2024.

Amendment 2 (April 26, 2024): The maturity date was extended to May 10, 2025.

Amendment 3 (October 4, 2024): The Loan was revised to exclude the newly optioned Denison properties as collateral, and the interest rate was reduced to 9% per annum, effective through to October 4, 2025.

The Company incurred $14,993 (2024 - $32,415) in interest and paid the outstanding balance in full including accrued interest during the period ended September 30, 2025.

10.	CAPITAL STOCK AND RESERVES

Authorized capital stock

Unlimited number of common shares without par value.

Issued capital stock

All issued shares are fully paid.

During the period ended September 30, 2025, the Company:

i)	issued 30,000 common shares at a value of $150,000 pursuant to Peg North Property option agreement (Note 7).

ii)	issued 17,361 common shares at a value of $75,000 pursuant to Jean Lake Property option agreement (Note 7).

iii)	issued 51,193 common shares pursuant to RSU settlement resulting in reallocation of share-based reserves of $139,244 from reserves to share capital.

Page 15 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

iv)	issued 129,087 common shares upon exercise of options for gross proceeds of $308,108 resulting in reallocation of share-based reserves of $233,014 from reserves to share capital. The weighted average share price on the date of the option exercise was $4.80.

v)	issued 1,724,906 common shares upon exercise of warrants for gross proceeds of $5,346,604 resulting in reallocation of warrant reserves of $230,400 from reserves to share capital, and $441,592 was recorded as due to Rio in accordance to the Arrangement (Note 16). The weighted average share price on the date of the warrant exercise was $4.98.

vi)	issued 485,000 common shares to Denison Mines Corp. at a price of $2.20 per share for aggregate consideration of $1,067,000 pursuant to Investor Right Agreement.

vii)	issued 907,609 common shares as part of ATM financing for aggregate consideration of $3,900,341. The Company also incurred legal and issuance fees of $195,757 related to the financing.

During the year ended March 31, 2025, the Company:

a)	closed a non-brokered private placement issuing 247,471 flow-through units consisting of one flow-through common share and one non-flow-through common share purchase warrant at $5.88 per unit for gross proceeds of $1,455,129 (of which $105,000 was received in March 2024 as subscriptions received in advance), of which $Nil was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until April 29, 2026. A value of $537,012 was attributed to the flow-through premium liability in connection with the financing. If at any time, the volume-weighted average trading price of the common shares on the CSE trades at or above $6.00 for 14 consecutive trading days, the Company may elect to accelerate the expiry date of the warrants by giving notice to the holders, by way of a news release, that the warrants will expire 30 calendar days following the date of such notice. The Company paid a cash finder’s fees of $175 and granted 51 finder’s warrants (valued at $100), entitling the holder to purchase one common share at a price of $3.40 per share until April 29, 2026. All securities issued will be subject to a hold period of four months and one day from the date of issuance. The Company also incurred legal and filing fees of $22,694 related to the private placement. The Company is committed to incur a total of $1,455,129 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at September 30, 2025, the Company has incurred $1,455,129 in qualifying CEE and has a balance of $Nil (March 31, 2025 - $427,776) in flow-through liability.

b)	issued 28,818 common shares at a value of $100,000 as part of the annual payment due under the Peg North Property option agreement (Note 7).

c)	issued 12,106 common shares at a value of $50,000 as a part of the acquisition payments for the Jean Lake option agreement (Note 7).

d)	issued 1,795,492 common shares at a value of $6,716,449 pursuant to the acquisition of Athabasca Property (Note 7).

Page 16 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

e)	closed a brokered private placement issuing 1,473,000 units consisting of one common share and one common share purchase warrant at $3.00 per unit for gross proceeds of $4,419,000, of which $368,250 was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026.

The Company also issued 1,022,500 flow-through units consisting of one flow-through common share and one flow-through common share purchase warrant for $3.50 per unit for gross proceeds of $3,578,750, of which $255,625 was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026. A value of $511,250 was attributed to the flow-through premium liability in connection with the financing. The Company is committed to incur a total of $3,578,750 of qualifying CEE on or before December 31, 2025. As at September 30, 2025, the Company has incurred $2,952,469 in qualifying CEE and has a balance of $89,469 (March 31, 2025 - $511,250) in flow-through liability.

The Company also issued 550,000 charitable flow-through units consisting of one charitable flow-through common share and one non-flow-through common share purchase warrant for $4.55 per unit for gross proceeds of $2,502,500, of which $137,500 was allocated to the warrant component of the unit and recorded in reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026. A value of $852,500 was attributed to the charitable flow-through premium liability in connection with the financing. The Company is committed to incur a total of $2,502,500 of qualifying CEE on or before December 31, 2025. As at September 30, 2025, the Company has incurred $Nil in qualifying CEE and has a balance of $852,500 (March 31, 2025 - $852,500) in flow-through liability.

In connection with these financings, the Company paid commissions of $570,015 and granted 162,730 broker warrants (valued at $201,500). Each broker warrant is exercisable for one common share of the Company at a price of $3.00 per common share until November 14, 2026. The Company also paid other share issuance costs of $82,673.

f)	issued 82,570 common shares pursuant to RSU settlement resulting in reallocation of share-based reserves of $224,591 from reserves to share capital.

Stock Incentive Plan:

The Board of Directors adopted the Company’s 2023 Stock Incentive Plan under which allows the Company to grant equity-based incentive awards (each, an “Award”) in the form of stock options (“Options”), restricted stock units (“RSUs”), performance stock units (“PSUs”) and deferred stock units (“DSUs”) to executive, officers, directors, employees, and consultants. The Stock Incentive Plan was ratified by shareholders at the Annual General and Special Meeting (“AGSM”) on December 20, 2024, and is a fixed number share plan providing an aggregate maximum number of common shares that may be issued upon the exercise or settlement of Awards granted under the plan, not to exceed 1,500,000 common shares, subject to the adjustment provisions provided within the plan.

Page 17 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options:

The 2023 Stock Incentive Plan supersedes and replaces the Company’s Option Plan, dated as originally adopted by the Board of Directors on November 8, 2021, and ratified by the stockholders of the Company on December 10, 2021.

During the period ended September 30, 2025, the Company:

a)	had 190,514 stock options that were cancelled and/or forfeited, resulting in an allocation of share-based reserves of $521,692 to deficit.

During the year ended March 31, 2025, the Company:

a)	had 156,589 stock options that were cancelled and/or forfeited, resulting in an allocation of share-based reserves of $619,093 to deficit and reversal of share-based payments of $134,962.

b)	granted stock options for 36,000 shares to a consultant of the Company. The options are exercisable at $3.91 (USD $2.84) per share until July 23, 2029 with an estimated fair value of $112,200 and vest immediately. These options were cancelled during the period ended June 30, 2025.

c)	granted stock options for 83,194 shares to directors and officers of the Company. The options are exercisable at $2.51 per share until April 1, 2029 with an estimated fair value of $167,600.
•	51,323 stock options vested immediately.
•	31,871 stock options vest equally over a three-year period.
•	During the year ended March 31, 2025, the Company recorded share-based compensation of $133,795 for the vested portion of the stock options.
•	During the period ended September 30, 2025, the Company recorded share-based compensation of $12,476 for the vested portion of the stock options.

d)	granted stock options for 55,000 shares to consultants of the Company. The options are exercisable at $2.51 per share until November 15, 2027 with an estimated fair value of $91,100 and vest immediately.

e)	granted stock options for 36,815 shares to a director, an officer and consultants of the Company. The options are exercisable at $2.51 per share until November 15, 2029 with an estimated fair value of $77,400 and vest immediately.

f)	granted stock options for 36,000 shares to a consultant of the Company. The options are exercisable at $1.38 (USD $0.99) per share until February 12, 2030 with an estimated fair value of $39,900 and vest immediately.

g)	granted stock options for 9,200 shares to a director of the Company. The options are exercisable at $1.38 per share until February 12, 2030 with an estimated fair value of $10,200 and vest immediately.

h)	granted stock options for 83,333 shares to a consultant of the Company. The options are exercisable at $1.20 per share until March 27, 2028 with an estimated fair value of $61,800 and vest immediately. These options were cancelled during the period ended September 30, 2025.

Page 18 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the period ended September 30, 2025, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2025	Granted	Exercised	Forfeited / Expired	Balance September 30, 2025	Exercisable

September 2, 2025	$11.61	*	20,000	-	-	(20,000)	-	-
November 20, 2025	$3.64	*	6,000	-	-	(6,000)	-	-
December 2, 2025	$8.20	*	25,000	-	-	(5,000)	20,000	20,000
December 13, 2025	$8.65	*	21,000	-	-	(8,000)	13,000	13,000
March 26, 2026	$3.01	*	20,000	-	(20,000)	-	-	-
August 25, 2026	$5.15	*	17,500	-	-	-	17,500	17,500
September 6, 2026	$6.01	*	25,000	-	-	(17,500)	7,500	7,500
November 1, 2026	$6.83	*	10,000	-	-	-	10,000	10,000
December 1, 2026	$4.98	*	20,000	-	-	-	20,000	20,000
November 15, 2027	$2.51	*	55,000	-	(40,000)	(15,000)	-	-
March 27, 2028	$1.20		83,333	-	-	(83,333)	-	-
September 6, 2028	$6.01	*	60,000	-	-	-	60,000	60,000
April 1, 2029	$2.51	*	71,605	-	(38,768)	-	32,837	-
November 15, 2029	$2.51	*	36,815	-	(20,000)	(10,000)	6,815	6,815
February 12, 2030	$1.418		36,000	-	(10,319)	(25,681)	-	-
February 12, 2030	$1.38		9,200	-	-	-	9,200	9,200

Total			516,453	-	(129,087)	(190,514)	196,852	164,015

Weighted average exercise price			$3.96	$-	$2.50	$3.51	$5.35	$5.91

Weighted average remaining life (years)			2.81				2.15

* on January 31, 2025, pursuant to the Arrangement Agreement (Note 16), the Company modified the exercise price of certain stock options.

Page 19 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the year ended March 31, 2025, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance March 31, 2025	Exercisable

March 8, 2025	$14.12	*	4,000	-	-	(4,000)	-	-
September 2, 2025	$11.61	*	20,000	-	-	-	20,000	20,000
September 6, 2025	$12.52	*	8,000	-	-	(8,000)	-	-
November 20, 2025	$3.64	*	6,000	-	-	-	6,000	6,000
December 2, 2025	$8.20	*	62,000	-	-	(37,000)	25,000	25,000
December 13, 2025	$8.65	*	21,000	-	-	-	21,000	21,000
March 26, 2026	$3.01	*	20,000	-	-	-	20,000	20,000
August 25, 2026	$5.15	*	17,500	-	-	-	17,500	17,500
September 6, 2026	$6.01	*	40,000	-	-	(15,000)	25,000	25,000
November 1, 2026	$6.84	*	10,000	-	-	-	10,000	10,000
December 4, 2026	$4.98	*	20,000	-	-	-	20,000	20,000
November 15, 2027	$2.51	*	-	55,000	-	-	55,000	55,000
March 27, 2028	$1.20		-	83,333	-	-	83,333	83,333
September 6, 2028	$6.01	*	85,000	-	-	(25,000)	60,000	60,000
February 15, 2029	$3.98		20,000	-	-	(20,000)	-	-
July 23, 2029	$3.81	*	-	36,000	-	(36,000)	-	-
April 1, 2029	$2.51	*	-	83,194	-	(11,589)	71,605	51,323
November 15, 2029	$2.51	*	-	36,815	-	-	36,815	36,815
February 12, 2030	$1.418		-	36,000	-	-	36,000	36,000
February 12, 2030	$1.38		-	9,200	-	-	9,200	9,200

Total			333,500	339,542	-	(156,589)	516,453	496,171

Weighted average exercise price			$7.38	$2.32	$-	$5.86	$3.96	$4.02

Weighted average remaining life (years)			2.61				2.81

* on January 31, 2025, pursuant to the Arrangement Agreement (Note 16), the Company modified the exercise price of certain stock options.

Page 20 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions.

	For the period ended September 30, 2025	For the year ended March 31, 2025

Fair value per option	$-	$1.48
Exercise price	$-	$2.13
Expected life (years)	-	3.92
Interest rate	-	2.92%
Annualized volatility (based on historical volatility)	-	101%
Dividend yield	-	0.00%

Restricted Share Units (“RSUs”):

The terms and conditions of vesting of each RSU granted is determined by the Board at the time of the grant in accordance with the Company’s Stock Incentive Plan. The Company use the fair value method to recognize the obligation and compensation expense associated with the RSUs. The fair value of RSUs issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU, the carrying amount is recorded as an increase in common share capital and a reduction in the reserve.

During the period ended September 30, 2025, the Company granted 413,100 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $1,891,998 based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as share-based payments over the vesting period. 137,700 RSUs will vest on April 1, 2026, 137,700 RSUs will vest on April 1, 2027 and 137,700 RSUs will vest on April 1, 2028.

During the year ended March 31, 2025, the Company granted 229,579 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $614,957 based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as share-based payments over the vesting period. These RSUs will vest as follows:

•	79,317 RSUs vested immediately.
•	48,138 RSUs - 40,276 vest on April 1, 2025 and 7,862 vested immediately upon the resignation of a director.
•	89,674 RSUs vest equally over a three-year period starting on April 1, 2025.
•	5,362 RSUs vest on November 15, 2025.
•	7,088 RSUs vest on April 1, 2025.

During the period ended September 30, 2025, the Company recorded $432,069 (March 31, 2025 - $468,247) in share-based payments relating to the portion of the RSUs vesting through the period.

Page 21 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Restricted Share Units (“RSUs”) (Continued):

Restricted share unit transactions for the period ended September 30, 2025, are summarized as follows:

Grant Date	Balance March 31, 2025	Granted	Settled	Forfeited / Expired	Balance September 30, 2025	Vested (Unsettled)

November 15, 2024	136,913	-	(51,193)	-	85,720	85,720
February 12, 2025	7,088	-	-	-	7,088	7,088
July 2, 2025	-	413,100	-	-	413,100	-

	144,001	413,100	(51,193)	-	505,908	92,808

Restricted share unit transactions for the year ended March 31, 2025, are summarized as follows:

Grant Date	Balance March 31, 2024	Granted	Settled	Forfeited / Expired	Balance March 31, 2025	Vested (Unsettled)

November 15, 2024	-	222,491	(82,570)	(3,008)	136,913	87,179
February 12, 2025	-	7,088	-	-	7,088	-

	-	229,579	(82,570)	(3,008)	144,001	87,179

Warrants:

A continuity of the warrants for the period ended September 30, 2025, are summarized as follows:

Expiry Date	Exercise Price			Balance March 31, 2025	Granted	Exercised	Forfeited / Expired	Balance September 30, 2025

March 13, 2026		$4.00	*	341,592	-	(334,239)*	-	7,353
April 29, 2026		$4.00	*	247,471	-	(247,471)*	-	-
May 6, 2026		$2.20		-	48,784	-	-	48,784
May 20, 2026		$2.20		-	170,000	(150,000)	-	20,000
May 21, 2026		$2.20		-	40,883	(8,530)	-	32,353
May 23, 2026		$2.20		-	19,971	(13,236)	-	6,735
May 26, 2026		$2.20		-	2,945	-	-	2,945
May 27, 2026		$2.20		-	150,000	-	-	150,000
June 4, 2026		$2.20		-	47,911	-	-	47,911
November 14, 2026		$4.00		3,045,500	-	(808,700)	-	2,236,800
August 24, 2028	$	USD6.25		800,000				800,000

Total				4,434,563	480,494	(1,562,176)	-	3,352,881

Weighted average exercise price				$4.92	$2.20	$3.20	$-	$4.96

Weighted average remaining life (years)				2.04				1.50

Page 22 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Warrants (continued):

* During the period ended September 30, 2025, the Company initiated a warrant incentive program whereby holders who exercised prior to June 5, 2025 were able to exercise at $1.75 and receive one common share and one additional common share purchase incentive warrant exercisable at $2.20 per common share for a period of one year from the date of issuance. During the period ended September 30, 2025, 233,023 warrants with an expiry date of March 13, 2026, and 247,471 warrants with an expiry date of April 29, 2026, were exercised at $1.75.

A continuity of the warrants granted for the year ended March 31, 2025, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance March 31, 2025

March 13, 2026		$4.00	341,592	-	-	-	341,592
April 29, 2026		$4.00	-	247,471	-	-	247,471
November 14, 2026		$4.00	-	3,045,000	-	-	3,045,000
August 24, 2028	$	USD6.25	800,000	-	-	-	800,000

Total			1,141,592	3,292,972	-	-	4,434,563

Weighted average exercise price			$5.58	$4.00	$-	$-	$4.92

Weighted average remaining life (years)			3.67				2.04

The fair value of warrants was allocated to reserves and calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the period ended September 30, 2025	For the year ended March 31, 2025

Fair value per warrants	$-	$1.94
Exercise price	$-	$4.00
Expected life (years)	-	2.00
Interest rate	-	4.30%
Annualized volatility (based on historical volatility)	-	100%
Dividend yield	-	0.00%

The Company records warrants with an exercise price that is in a currency that is different from the functional currency as a derivative liability. Any gains or losses are recorded in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) as they relate to the issue of warrants recorded on the Company’s statement of financial position as a derivative liability measured at fair value through profit or loss. The fair value of the 800,000 transferrable warrants ($823,597) issued on August 24, 2023, are valued based on the price as quoted on the NASDAQ. The warrant derivative liability was calculated using the following assumptions:

Page 23 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Warrants (continued):

Management has assessed the revised interpretive guidance in accordance with IAS 1 Presentation of Financial Statements Amendments effective for annual periods beginning on or after January 1, 2024 with respect to its derivative warrant liability and determined those instruments meet the requirement to be classified as a current liability. Accordingly, the Company has reclassified derivative warrant liabilities of $656,946 on the consolidated statement of financial position as at March 31, 2025 to conform to the current year’s presentation. The change in presentation had no impact on net and comprehensive loss, or cash flows, or loss per share for the period ended September 30, 2025 and year ended March 31, 2025.

	As at September 30, 2025	As at March 31, 2025

Number of warrants outstanding	800,000	800,000
Fair value of each warrant at valuation date	$ 0.49 USD	$ 0.14 USD
Exchange rate	1.39207	1.43125
Fair value of warrants outstanding (derivative liability)	$534,768	$152,765
Change in fair value of derivatives	$382,003	$498,534	*

* adjusted by $5,647 for portion allocated to Spin-Out (Note 16).

Share purchase warrants outstanding as at September 30, 2025 are as follows:

Issue Date	Number of warrants		Exercise price	Expiry Date

August 24, 2023	800,000	(a)	$6.25USD	August 24, 2028
March 13, 2024	7,353	(b)	$4.00	July 14, 2028
November 14, 2024	2,236,800	(c)	$4.00	November 14, 2026
May 6, 2025	48,784		$2.20	May 6, 2026
May 20, 2025	20,000		$2.20	May 20, 2026
May 22, 2025	32,353		$2.20	May 22, 2026
May 23, 2025	6,735		$2.20	May 23, 2026
May 26, 2025	2,945		$2.20	May 26, 2026
May 27, 2025	150,000		$2.20	May 27, 2026
June 4, 2025	47,911		$2.20	June 4, 2026
	3,352,881

Pursuant to the Arrangement (Note 16), Foremost shall collect and pay to Rio Grande the following amounts:

(a)	$0.8114 per warrant exercised.
(b)	$0.1584 per warrant for warrants exercised at $1.75 exercise price.
(c)	$0.3584 per warrant for warrants exercised at $4.00 exercise price.

During the period ended September 30, 2025, the Company collected $402,224 of warrants exercise proceeds on behalf of Rio Grande, of which $Nil remains outstanding as of September 30, 2025.

Page 24 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Agent warrants:

A continuity of the agent warrants granted for the period ended September 30, 2025 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2025	Granted	Exercised	Expired	Balance September 30, 2025

March 13, 2026		$3.40	3,274	-	-	-	3,274
April 29, 2026		$3.40	51	-	-	-	51
November 14, 2026		$3.00	162,730	-	(162,730)[a]	-	-
August 21, 2028	$	USD6.25	40,000	-	-	-	40,000

Total			206,055	-	(162,730)	-	43,325

Weighted average exercise price			$4.19	$-	$3.00	$-	$8.11

Weighted average remaining life (years)			1.96				2.71

Pursuant to the Arrangement (Note 16), Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande the following amount:

(a)	$0.2688 per warrant exercised (162,730 warrants were exercised during the period ended September 30, 2025 resulting in $43,742 collected, of which $4,374 remains outstanding as of September 30, 2025).

A continuity of the agent warrants granted for the year ended March 31, 2025 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Expired		Balance March 31, 2025

July 19, 2024		$10.00	5,765	-	-	(5,765	)*	-
March 13, 2026		$3.40	3,274	-	-	-		3,274
April 29, 2026		$3.40	-	51	-	-		51
November 14, 2026		$3.00	-	162,730	-	-		162,730
August 21, 2028	$	USD6.25	40,000	-	-	-		40,000

Total			40,039	162,781	-	(5,765)		206,055

Weighted average exercise price			$6.50	$3.00	$-	$10.00		$4.19

Weighted average remaining life (years)			2.94					1.96

* 5,765 agent warrants expired, resulting in an allocation of share-based reserves of $22,001 to deficit.

Page 25 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Agent warrants (Continued):

The fair value of agent warrants was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the period ended September 30, 2025	For the year ended March 31, 2025

Fair value per agent warrants	$-	$1.24
Exercise price	$-	$3.00
Expected life (years)	-	2.00
Interest rate	-	3.18%
Annualized volatility (based on historical volatility)	-	85.95%
Dividend yield	-	0.00%

11.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration that was paid or accrued to the directors and other members of key management personnel during the period ended September 30, 2025 and 2024 was as follows:

	Management and director fees	Consulting fees	Share based compensation	Total

Period ended September 30, 2025
Current and former directors, officers and companies controlled by them	$635,729	$9,000	$394,253	$1,038,982

Period ended September 30, 2024
Current and former directors, officers and companies controlled by them	$334,500	$-	$-	$334,500

Additionally, please refer to Notes 6 and 9 on the long-term related party promissory note and short-term related party loan payable.

During the year ended March 31, 2025, the Company issued 1,369,810 common shares to Denison pursuant to the option agreement. Please refer to Notes 7 and 10. No other fee was paid or accrued to Denison during the year ended March 31, 2025.

During the period ended September 30, 2025, the Company issued 485,000 common shares to Denison at a price of $2.20 per share for aggregate consideration of $1,067,000 pursuant to Investor Rights Agreement (Note 10). The Company also paid $9,000 in technical committee fees.

The amounts due to/from related parties included in accounts receivable, and accounts payable and accrued liabilities, are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

Page 26 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

11.	RELATED PARTY TRANSACTIONS (Continued)

	September 30, 2025	March 31, 2025

Due to current and former directors, officers and companies controlled by them	$(176,085)	$(135,411)
Due from Rio Grande	$32,142	$68,825
Promissory note due from Rio Grande	$296,807	$520,000

12.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	September 30, 2025	March 31, 2025

Exploration and evaluation assets:
Canada	$25,509,180	$21,324,785

13.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the year ended March 31, 2025.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The fair value of the Company’s marketable securities was calculated using Level 1 inputs while the derivative liability was calculated using Level 2 inputs.

Page 27 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

13.	FINANCIAL RISK MANAGEMENT (Continued)

Fair value (Continued)

The carrying value of cash, receivables, accounts payable and accrued liabilities, and term loans payable approximate their fair value because of the short-term nature of these instruments. The promissory note receivable, while not short term in nature, approximates its fair value based on approximation to the market rate of interest.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash and promissory note receivable. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2025, the Company had a cash balance of $6,560,975 (March 31, 2025 - $5,005,346) to settle current liabilities of $2,689,876 (March 31, 2025 - $3,248,777). All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets held in a foreign currency.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company does not currently generate revenue so has limited exposure to price risk.

Page 28 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

14.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the period ended September 30, 2025, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $559,189 related to exploration and evaluation assets;
b)	issued 47,361 common shares with a fair value of $225,000 for the acquisition of exploration and evaluation assets;
c)	included in prepaid deposits was $164,747 related to exploration and evaluation assets.
d)	issuance of 129,087 common shares upon exercise of options resulting in a reallocation of share-based reserves of $233,014 from reserves to share capital;
e)	issuance of 1,724,906 common shares upon exercise of warrants resulting in a reallocation of warrant reserves of $230,400 from reserves to share capital;
f)	issued 51,193 common shares pursuant to RSU redemption resulting in a reallocation of share-based reserves of $139,244 from reserves to share capital; and
g)	expired or forfeited 190,514 options resulting in a reallocation of share-based reserves of $521,692 from reserves to retained earnings.

During the period ended September 30, 2024, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $1,438,317 related to exploration and evaluation assets;
b)	issued 40,924 common shares with a fair value of $150,000 for the acquisition of exploration and evaluation assets; and
c)	issued 51 agent warrants valued at $100 for the private placement.

15.	COMMITMENTS

Flow-through expenditures

The Company has issued flow-through shares and any resulting flow-through share premium was recorded as a flow-through premium liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium liability is then recorded in profit or loss.

During the year ended March 31, 2024, the Company raised $1,109,268 through the issuance of flow-through private placement and is committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2025. As of September 30, 2025, the Company has fulfilled $1,109,268 of the required flow-through spending obligation.

During the year ended March 31, 2025, the Company raised $7,536,379 through the issuance of flow-through and charitable flow-through private placements and is committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2025. As of September 30, 2025, the Company has fulfilled $2,952,468 of the required flow-through spending obligation and as such the commitment has been reduced to $4,583,911.

The flow-through premium liability is comprised of:

	September 30, 2025	March 31, 2025

Balance, opening	$1,791,526	$11,666
Addition	-	1,900,762
Recovery of flow-through premium liability	(558,649)	(120,902)

Balance, closing	$1,232,877	$1,791,526

During the period ended September 30, 2025, the Company has recognized a recovery of flow-through premium liability of $558,649 (2024 - $15,152) in profit or loss, respectively.

Page 29 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

16.	SPIN-OUT TRANSACTION

On July 29, 2024, the Company entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of Sierra, into Rio Grande, by way of a plan of arrangement (the “Arrangement”). On January 31, 2025, Foremost and Rio Grande completed the spin-out transaction. Pursuant to the Arrangement Agreement, Rio Grande and Sierra were no longer wholly owned subsidiaries of the Company and were deconsolidated as of January 31, 2025.

As a condition to the completion of the Arrangement, Rio Grande issued:

i)	A $677,450 promissory note (the “Rio Grande Promissory Note”) to a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027. The Rio Grande Promissory Note bears interest of 8.95% per annum, starting four months from the effective date of the Arrangement (the “Effective Date”). The full amount of the Rio Grande Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent financing(s) following completion of the Arrangement. The Rio Grande Promissory Note is secured by a general security agreement.

ii)	A $520,000 promissory note (the “Foremost Promissory Note”) to a related party, namely Foremost, due for repayment on or before November 5, 2027. The Foremost Promissory Note bears interest of 8.95% per annum, starting four months from the Effective Date. The Foremost Promissory Note is unsecured.

Pursuant to the terms of the Arrangement, Foremost (i) transferred to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date and (ii) assigned and transferred to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing 25,827,349 common shares and 9,281,236 warrants with a fair value of $2,604,781 (includes 5,152,557 common shares issued to Foremost).

Notwithstanding Foremost’s equity incentive plan (the “Foremost Incentive Plan”), each stock option of Foremost (the “Foremost Options”) entitling the holder thereof to acquire one Foremost Share outstanding immediately prior to the Effective Date was simultaneously surrendered and transferred by the holder thereof to Foremost in the following portions and such portions were exchanged for, as the sole consideration therefor the following consideration.

i)	0.9136 of each Foremost Option held immediately prior to the Effective Time were transferred and exchanged for one Foremost Replacement Option to acquire one Foremost Share issued in connection with the Arrangement (the “New Foremost Shares”) having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two Rio Grande Shares determined immediately prior to the Effective Time; and

ii)	0.0864 of each Foremost Option held immediately prior to the Effective Time were transferred and exchanged for two stock options of Rio Grande (each a “Rio Grande Option”), with each whole Rio Grande Option entitling the holder thereof to acquire one Rio Grande Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Share determined immediately prior to this divided by the total of the fair market value of a new Foremost Share and the fair market value of two Rio Grande Shares at the Effective Time.

Upon modification of the Company’s options the Company recorded $13,200 of stock-based compensation during the year ended March 31, 2025 (Note 10).

Notwithstanding the Foremost Incentive Plan, each restricted share unit of Foremost RSU (each a “Foremost RSU”) to acquire one Foremost Share outstanding immediately prior to the Effective Date was simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost in the following portions and such portions were exchanged for, as the sole consideration therefor the following consideration:

Page 30 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

16.	SPIN-OUT TRANSACTION (Continued)

i)	0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time was transferred and exchanged for one Foremost Replacement RSU to acquire such number of new Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)	0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time was transferred and exchanged for two RSUs of Rio Grande to acquire such number of Rio Grande Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

Concurrently with the exchange of the Foremost Options and Foremost RSU’s, each share purchase warrant of Foremost (each a “Foremost Warrant”) was amended to entitle the holder thereof to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time: (a) one New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and (b) two Rio Grande Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time.

Additionally, Foremost and Rio Grande have acknowledged and agreed that:

i)	Rio Grande shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Shares as may be required to satisfy the foregoing;

ii)	Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two Rio Grande Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two Rio Grande Shares at the Effective Time divided by the total fair market value of a Foremost Share and two Rio Grande Shares at the Effective Time; and

iii)	the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they existed immediately before the Effective Time.

The value of the net assets transferred to Rio Grande on January 31, 2025, pursuant to the Arrangement, consisted of the following assets:

Carrying value of net assets	$212,967
Fair value of net assets transferred	2,604,781

Gain on spin-out	$2,391,814

During the year ended March 31, 2025, the Company recognized $1,914,814 of the gain on spin-out. During the period ended September 30, 2025, the Company realized the remaining gain on spin-out of $477,000.

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the transfer of net assets to Rio Grande shareholders at fair value with the difference between that value and the carrying amount of the net assets recognized in the consolidated statement of income (loss) and comprehensive income (loss). The fair value of net assets transferred was based on the expected market value of a Rio Grande share of $0.095 per share.

Page 31 | 32

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

17.	CONTINGENCIES

On June 3, 2025, the Company was served a statement of claim filed with the Ontario Superior Court of Justice by a former officer with respect to termination of his employment with the Company in 2022 and alleging wrongful dismissal. The claim seeks unspecified damages.

The Company has made an assessment on the validity of the claims and, at this time, the probability and amounts of any potential loss resulting from such claims is not determinable and no amounts have been accrued for any potential liability resulting from this in these consolidated financial statements.

The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses its potential liability by analyzing its litigation and regulatory matters using available information. The Company develops its views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

18.	SUBSEQUENT EVENTS

Subsequent to the period ended September 30, 2025, the Company:

i)	issued 300,082 common shares upon exercise of warrants for gross proceeds of $696,180 of which $7,168 was recorded as due to Rio in accordance with the Arrangement (Note 16).

ii)	issued 370,176 common shares as part of the equity financing for aggregate consideration of $2,006,638. The Company also incurred share issuance costs of $162,442 related to the financing.

iii)	granted 15,618 RSUs to certain officers and consultants of the Company. The total estimated fair value of the RSUs granted was $83,712 based on the market value of the Company’s shares at the grant date.

Page 32 | 32